SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)

Metropolitan Bank Holding Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591774104
(CUSIP Number)

David Honold Patriot Financial Partners III, L.P. Four Radnor Corporate Center 100 Matsonford Road Suite 210 Radnor, Pennsylvania 19087 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild LLP 747 Constitution Drive Suite 100 Exton, PA 19341 (610) 458-6186

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 591774104	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

CUSIP No. 591774104	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

CUSIP No. 591774104	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14	TYPE OF REPORTING PERSON CO

(1) This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

CUSIP No. 591774104	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

CUSIP No. 591774104	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

CUSIP No. 591774104	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

CUSIP No. 591774104	13D	Page 8 of 11 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on August 18, 2023 (the “Schedule 13D”) relating to the Common Stock, of Metropolitan Bank Holding Corp. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background

This Amendment is being jointly filed by the parties identified below. All of the filers of this Amendment are collectively referred to as the “Patriot Financial Group III.” The Joint Filing Agreement of the members of the Patriot Financial Group III is filed as Exhibit 1 to this Amendment.

(a)-(c) The following are members of the Patriot Financial Group III:

•	Patriot Financial Partners III, L.P., a Delaware limited partnership (“Patriot Fund III”);

•	Patriot Financial Partners GP III, L.P., a Delaware limited partnership and general partner of Patriot Fund III (“Patriot III GP”);

•	Patriot Financial Partners GP III, LLC, a Delaware limited liability company and general partner of Patriot III GP (“Patriot III LLC”); and

•	W. Kirk Wycoff, James J. Lynch and James F. Deutsch, each of whom serve as general partners of Patriot Fund III and Patriot III GP, are members of Patriot III LLC, and are members of the investment committee of Patriot Fund III.

Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Patriot Fund III. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot III GP. The principal employment of Messrs. Wycoff, Lynch and Deutsch is investment management with Patriot Fund III, Patriot III GP and Patriot III LLC.

The business address of each member of the Patriot Financial Group III is c/o Patriot Financial Partners III, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.

(d)       During the last five years, no member of the Patriot Financial Group III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, no member of the Patriot Financial Group III has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each natural person who is a member of the Patriot Financial Group III is a citizen of the United States.

CUSIP No. 591774104	13D	Page 9 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Patriot Fund III used working capital to purchase additional shares of Common Stock from time to time.

Item 4.	Purpose of Transaction

The Purchased Shares were acquired for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group III has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group III may dispose of the Purchased Shares from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group III may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group III and/or investment considerations.

CUSIP No. 591774104	13D	Page 10 of 11 Pages

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

					Sole Power to	Shared Power to
	Amount		Sole Power to	Shared Power	Dispose or to	Dispose or
	Beneficially	Percent of	Vote or Direct	to Vote or	Direct the	Direct the
Entity	Owned	Class (2)	the Vote	Direct the Vote	Disposition	Disposition
Patriot Fund III	668,684	6.08%	0	668,684	0	668,684
Patriot III GP (1)	668,684	6.08%	0	668,684	0	668,684
Patriot III LLC (1)	668,684	6.08%	0	668,684	0	668,684
W. Kirk Wycoff (1)	668,684	6.08%	0	668,684	0	668,684
James J. Lynch (1)	668,684	6.08%	0	668,684	0	668,684
James F. Deutsch (1)	668,684	6.08%	0	668,684	0	668,684

(1)       Each of Patriot Fund III GP, Patriot III LLC, Mr. Wycoff, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the Common Stock owned by Patriot Fund III, except to the extent of its or his pecuniary interest therein.

(2)       This calculation is based on 10,991,074 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on August 4, 2023.

(c) No members of the Patriot Financial Group III had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except that Patriot Fund III purchased shares of the Common Stock as described below.

Acquisition Date	Shares Purchased
July 31, 2023	2,600
August 1, 2023	10,300
August 2, 2023	4,200
August 15, 2023	45,000
August 16, 2023	5,000
August 21, 2023	12,300
August 22, 2023	37,700
September 5, 2023	50,000

(d) Other than the Patriot Financial Group III, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of September 12, 2023, by and among Patriot Financial Partners III, L.P., Patriot Financial Partners GP III, L.P., Patriot Financial Partners GP III, LLC, W. Kirk Wycoff, James J. Lynch and James F. Deutsch.

CUSIP No. 591774104	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 12, 2023

PATRIOT FINANCIAL PARTNERS III, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners III GP, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Financial Partners III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/James J. Lynch
James J. Lynch, a member

By:	/s/James F. Deutsch
James F. Deutsch, a member